Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), February 21, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the New York Stock Exchange (NYSE) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*
14/02/2022	NYSE	10,386	218.6146	2,270,531.24	2,006,478.65
15/02/2022	NYSE	12,351	224.7887	2,776,365.23	2,447,214.84
16/02/2022	NYSE	5,535	222.9502	1,234,029.36	1,085,147.17
17/02/2022	NYSE	6,865	223.6287	1,535,211.03	1,350,229.57
18/02/2022	NYSE	10,580	220.3883	2,331,708.21	2,053,644.72
Total	—	45,717	221.9709	10,147,845.07	8,942,714.94

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till February 18, 2022, the total invested consideration has been:
•Euro 119,999,914.85 for No. 570,960 common shares purchased on the EXM (equal to the full amount of the Fifth Tranche to be executed on EXM as announced on October 4, 2021)
•USD 29,139,453.78 (Euro 25,615,918.08*) for No. 127,059 common shares purchased on the NYSE.

As of February 18, 2022, the Company held in treasury No. 10,470,922 common shares equal to 4.07% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 1, 2019 until February 18, 2022, the Company has purchased a total of 5,285,596 own common shares on EXM and NYSE for a total consideration of Euro 799,037,535.17.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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